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                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                         AMENDMENT NO. 2 TO
                           SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT
                 PURSUANT TO SECTION 14(d)(4) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

                           HANDY & HARMAN
                      (Name of Subject Company)

                           HANDY & HARMAN
                (Name of Person(s) Filing Statement)

               COMMON STOCK, PAR VALUE $1.00 PER SHARE
                    (Title of Class of Securities)

                              410306104
                 (CUSIP Number of Class of Securities)

                         PAUL E. DIXON, ESQ.
                   SENIOR VICE PRESIDENT, GENERAL
                        COUNSEL AND SECRETARY
                           HANDY & HARMAN
                           250 PARK AVENUE
                      NEW YORK, NEW YORK 10177
                           (212) 661-2400
     (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of the
                     Person(s) Filing Statement)

                           WITH A COPY TO:

                        MILTON G. STROM, ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          919 THIRD AVENUE
                    NEW YORK, NEW YORK 10022-3897
                            (212) 735-3000

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          This Amendment supplements and amends as Amendment No. 2 the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 6, 1998 (as amended, the "Schedule 14D-9") by Handy & Harman, a New York corporation (the "Company"), relating to the tender offer (the "Offer") by HN Acquisition
Corp., a New York corporation (the "Purchaser") and wholly owned subsidiary of WHX Corporation, a Delaware corporation ("WHX"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated as of March 6, 1998, as amended (the "Schedule 14D-1"), to purchase all outstanding shares of common stock, par value $1.00 per share
(the "Shares"), of the Company (including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996, October 22, 1996 and March 1, 1998 (as amended, the "Rights Agreement")), at a price of $35.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998, and the related
Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule
14D-9.

ITEM 3.   IDENTITY AND BACKGROUND.

          Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the section entitled "Arrangements with Executive Officers, Directors or
Affiliates of the Company--Employment/Change in Control
Agreements":

               WHX, the Purchaser and the Company have entered into settlement and release agreements, each dated as of April 3, 1998 (the "Settlement and Release Agreements"), with each of Richard N. Daniel, Frank E. Grzelecki, Robert D. LeBlanc, Paul E. Dixon, Robert F. Burlinson, Dennis C. Kelly, Dennis
          R. Kuhns and Robert M. Thompson. The Settlement and Release Agreements provide, among other things, for payments to be made to such executive officers, pursuant to their employment and severance agreements with the Company, immediately prior to the purchase of and payment for Shares in the Offer. Copies of the forms of Settlement and Release Agreements (including the schedules thereto) are filed as Exhibits 43 through 50 hereto, respectively, and are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

          Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of such section:

               The Company's Credit Agreement dated as of September 29, 1997 (the "Credit Agreement") with the lenders party thereto (the "Lenders") and The Bank of Nova Scotia, as Administrative Agent, contains an event of default based on any change in control of the Company. The requisite Lenders have waived, through June 30, 1998, any potential event of default which could have resulted from the consummation of the Offer and the subsequent Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

          Exhibit
             No.      Description
          -------     -----------

             43. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Richard N. Daniel

             44. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Frank E. Grzelecki

             45. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Robert D. Thompson

             46. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Robert D. LeBlanc

             47. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Paul E. Dixon

             48. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Robert F. Burlinson

             49. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Dennis C. Kelly

             50. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Dennis R. Kuhns


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 1998

                                        HANDY & HARMAN

                                   By:  /s/ Paul E. Dixon
                                        --------------------------
                                        Paul E. Dixon
                                        Senior Vice President,
                                        General Counsel and Secretary


                                 EXHIBIT INDEX

     Exhibit
        No.                             Description
     -------                            -----------

        43. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Richard N. Daniel

        44. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Frank E. Grzelecki

        45. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Robert D. Thompson

        46. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Robert D. LeBlanc

        47. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Paul E. Dixon

        48. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Robert F. Burlinson

        49. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Dennis C. Kelly

        50. Form of Settlement and Release Agreement, dated as of April 3, 1998, by and among WHX, the Purchaser, the Company and Dennis R. Kuhns